Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-153882
Dated November 17, 2008

Media release	UBS AG Contact: Kris Kagel Tel. +212 882 5691 Kris.kagel@ubs.com www.ubs.com November 14, 2008

UBS EXTENDS ACCEPTANCE PERIOD FOR AUCTION RATE SECURITIES RIGHTS OFFER UNTIL DECEMBER 19, 2008

New York, Nov., 14, 2008—To provide additional time for clients to respond, UBS has extended the acceptance period for its Auction Rate Securities (ARS) Rights Offer until 5:00 p.m., Eastern time, on December 19, 2008, unless extended further. More than 94% of the market value of ARS Rights Series A, 96% of Series B, 90% of Series C and 97% of Series G have been accepted by clients since the offer period began on October 7, 2008.

Eligible clients who accept UBS’s ARS Rights Offer may continue to hold their securities or sell them to UBS at par at any time during specific exercise periods, which are determined by the types of clients and the sizes of their corresponding marketing households. Complete details of the Rights Offer are available in the prospectus that was delivered to eligible clients at the beginning of the offer.

The Rights are for ARS that were not successfully clearing at auction from August 8, 2008, to October 7, 2008, and were either:

1)              Purchased between October 1, 2007, and February 13, 2008, and transferred to another firm prior to February 13, 2008, or

2)              Held in a UBS account on February 13, 2008, or transacted in an execution account at UBS but custodied away from UBS (also known as Delivery vs. Payment, or DVP, account) for which UBS had bidding rights.

UBS clients – individuals, charities, government entities, small businesses, corporations and institutions – with ARS who are eligible to receive UBS’s ARS Rights were sent personalized notifications from UBS by mail following the beginning of the offer on October 7, 2008.

UBS is one of the world’s leading financial firms, serving a discerning international client base. UBS is a leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 75,000 people around the world. Its shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you make an investment decision, you should read the prospectus in that registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by calling UBS’s ARS Client Service Center at +1-800-253-1974.